Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX TO HOST ANALYST UPDATE PRESENTATION ON SEPTEMBER 6, 2017

CALGARY, ALBERTA (September 6, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) will host an analyst update presentation on September 6, 2017. The presentation will provide discussion of Bellatrix’s asset base, key operational areas, and corporate strategy. The event will be held in Calgary for members of the financial analyst community. A copy of the presentation will be available on Bellatrix’s website at http://investors.bellatrixexploration.com/presentations.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com